Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” of the 2012 Annual Management’s Discussion and Analysis. Management is also responsible for the preparation and presentation of other financial information included in the 2012 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at September 30, 2012. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer

December 7, 2012

GILDAN 2012 REPORT TO SHAREHOLDERS P.45

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the "Company"), which comprise the consolidated statements of financial position as at September 30, 2012, October 2, 2011 and October 4, 2010, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended September 30, 2012 and October 2, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at September 30, 2012, October 2, 2011 and October 4, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended September 30, 2012 and October 2, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at September 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 28, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Montréal, Canada
November 28, 2012

*CPA auditor, CA, public accountancy permit No. A120841	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2012 REPORT TO SHAREHOLDERS P.46

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.'s internal control over financial reporting as at September 30, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gildan Activewear Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded from its assessment of the effectiveness of internal control over financial reporting as of September 30, 2012 the internal control over financial reporting of Anvil Holdings, Inc. (Anvil) which Gildan Activewear Inc. acquired on May 9, 2012. The total assets and total net sales of Anvil represent approximately 6.5% of the consolidated total assets and approximately 4.4% of the consolidated net sales included in the consolidated financial statements of Gildan Activewear Inc. as at and for the year ended September 30, 2012. Our audit of internal control over financial reporting of Gildan Activewear Inc. also excluded an evaluation of the internal control over financial reporting of Anvil.

We also have audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at September 30, 2012, October 2, 2011 and October 4, 2010 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended September 30, 2012 and October 2, 2011, and our report dated November 28, 2012 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Montréal, Canada
November 28, 2012

*CPA auditor, CA, public accountancy permit No. A120841	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2012 REPORT TO SHAREHOLDERS P.47

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	September 30,	October 2,	October 4,
	2012	2011	2010
		(note 29)	(note 29)
Current assets:
Cash and cash equivalents (note 6)	$70,410	$82,025	$250,843
Trade accounts receivable (note 7)	260,595	191,594	145,684
Income taxes receivable	353	515	-
Inventories (note 8)	553,068	568,311	329,518
Prepaid expenses and deposits	14,451	10,827	8,848
Assets held for sale (note 19)	8,029	13,142	3,246
Other current assets	8,694	9,228	8,670
Total current assets	915,600	875,642	746,809
Non-current assets:
Property, plant and equipment (note 9)	552,437	550,324	483,013
Investment in joint venture	12,126	13,038	12,533
Intangible assets (note 10)	259,981	261,653	66,811
Goodwill (note 10)	141,933	141,933	10,197
Deferred income taxes (note 20)	3,371	-	-
Other non-current assets	10,989	15,909	15,140
Total non-current assets	980,837	982,857	587,694
Total assets	$1,896,437	$1,858,499	$1,334,503

Current liabilities:
Accounts payable and accrued liabilities	$256,442	$297,960	$179,795
Income taxes payable	-	-	5,024
Current portion of long-term debt	-	-	16,879
Total current liabilities	256,442	297,960	201,698
Non-current liabilities:
Long-term debt (note 12)	181,000	209,000	-
Deferred income taxes (note 20)	-	11,977	4,771
Employee benefit obligations (note 13)	19,612	20,246	12,179
Provisions (note 14)	13,042	8,226	7,951
Total non-current liabilities	213,654	249,449	24,901
Total liabilities	470,096	547,409	226,599

Commitments, guarantees and contingent liabilities (note 25)

Equity:
Share capital	101,113	100,436	97,036
Contributed surplus	25,579	16,526	10,091
Retained earnings	1,306,724	1,194,804	1,002,487
Accumulated other comprehensive income	(7,075)	(676)	(1,710)
Total equity attributable to shareholders of the Company	1,426,341	1,311,090	1,107,904
Total liabilities and equity	$1,896,437	$1,858,499	$1,334,503

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Russell Goodman)
Director	Director
Glenn J. Chamandy	Russell Goodman

GILDAN 2012 REPORT TO SHAREHOLDERS P.48

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended September 30, 2012 and October 2, 2011
(in thousands of U.S. dollars, except per share data)

	2012	2011
		(note 29)
Net sales	$1,948,253	$1,725,712
Cost of sales	1,552,128	1,288,106
Gross profit	396,125	437,606
Selling, general and administrative expenses (note 18)	226,035	198,858
Restructuring and acquisition-related costs (note 19)	14,962	18,177
Operating income	155,128	220,571
Financial expenses, net (note 16(c))	11,598	6,142
Equity earnings in investment in joint venture	(597)	(504)
Earnings before income taxes	144,127	214,933
Income tax recovery (note 20)	(4,337)	(19,223)
Net earnings	148,464	234,156
Other comprehensive (loss) income, net of related income taxes (note 16(d))
Cash flow hedges	(6,399)	1,034
Actuarial gain (loss) on employee benefit obligations	323	(3,952)
	(6,076)	(2,918)
Comprehensive income	$142,388	$231,238

Earnings per share:
Basic (note 21)	$1.22	$1.93
Diluted (note 21)	$1.22	$1.91

See accompanying notes to consolidated financial statements.

GILDAN 2012 REPORT TO SHAREHOLDERS P.49

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended September 30, 2012 and October 2, 2011
(in thousands or thousands of U.S. dollars)

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity
Balance, October 4, 2010 (note 29)	121,352	$97,036	$10,091	$(1,710)	$1,002,487	$1,107,904

Share-based compensation related to stock options and Treasury restricted share units	-	-	4,899	-	-	4,899
Shares issued under employee share purchase plan	23	642	-	-	-	642
Shares issued pursuant to exercise of stock options	379	3,594	(219)	-	-	3,375
Shares issued or distributed pursuant to vesting of restricted share units	26	588	(588)	-	-	-
Shares issued for costs incurred in a business acquisition	30	1,065	-	-	-	1,065
Shares repurchased and cancelled (note 15)	(400)	(337)	-	-	(10,200)	(10,537)
Share repurchases (note 15)	(79)	(2,152)	2,152	-	-	-
Dividends declared	-	-	191	-	(27,687)	(27,496)
Transactions with shareholders of the Company recognized directly in equity	(21)	3,400	6,435	-	(37,887)	(28,052)

Cash flow hedges	-	-	-	1,034	-	1,034
Actuarial loss on employee benefit obligations	-	-	-	-	(3,952)	(3,952)
Net earnings	-	-	-	-	234,156	234,156
Comprehensive income	-	-	-	1,034	230,204	231,238

Balance, October 2, 2011 (note 29)	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation related to stock options and Treasury restricted share units	-	-	4,606	-	-	4,606
Shares issued under employee share purchase plan	28	728	-	-	-	728
Shares issued pursuant to exercise of stock options	56	982	(209)	-	-	773
Shares issued or distributed pursuant to vesting of restricted share units	181	4,957	(4,957)	-	-	-
Share-based consideration in connection with a business acquisition (note 5)	-	-	3,432	-	-	3,432
Share repurchases (note 15)	(210)	(5,990)	5,929	-	-	(61)
Dividends declared	-	-	252	-	(36,867)	(36,615)
Transactions with shareholders of the Company recognized directly in equity	55	677	9,053	-	(36,867)	(27,137)

Cash flow hedges	-	-	-	(6,399)	-	(6,399)
Actuarial gain on employee benefit obligations	-	-	-	-	323	323
Net earnings	-	-	-	-	148,464	148,464
Comprehensive income (loss)	-	-	-	(6,399)	148,787	142,388

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

See accompanying notes to consolidated financial statements.

GILDAN 2012 REPORT TO SHAREHOLDERS P.50

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30, 2012 and October 2, 2011
(in thousands of U.S. dollars)

	2012	2011
		(note 29)
Cash flows from (used in) operating activities:
Net earnings	$148,464	$234,156
Adjustments to reconcile net earnings to cash flows from operating activities (note 23(a))	94,221	47,917
	242,685	282,073
Changes in non-cash working capital balances:
Trade accounts receivable	(36,660)	(18,861)
Income taxes receivable	2,440	(5,341)
Inventories	77,111	(177,821)
Prepaid expenses and deposits	(1,828)	(569)
Other current assets	(2,368)	1,553
Accounts payable and accrued liabilities	(61,798)	82,605
Cash flows from operating activities	219,582	163,639

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving long-term credit facility	(28,000)	209,000
Dividends paid	(36,615)	(27,496)
Repayment of other long-term debt	-	(17,233)
Proceeds from the issuance of shares	1,501	4,017
Repurchase and cancellation of shares (note 15(d))	-	(10,537)
Repurchase of shares (note 15(e))	(5,990)	(2,152)
Cash flows from (used in) financing activities	(69,104)	155,599

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(71,316)	(155,178)
Purchase of intangible assets	(5,439)	(4,776)
Business acquisitions (note 5)	(87,373)	(342,368)
Proceeds on disposal of corporate asset (note 23(a))	-	13,226
Proceeds on disposal of assets held for sale	600	1,125
Dividend received from investment in joint venture	1,509	-
Cash flows used in investing activities	(162,019)	(487,971)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(74)	(85)
Net decrease in cash and cash equivalents during the year	(11,615)	(168,818)
Cash and cash equivalents, beginning of year	82,025	250,843
Cash and cash equivalents, end of year	$70,410	$82,025

Cash paid during the period (included in cash flows from operating activities):
Interest	$8,101	$3,481
Income taxes	4,331	8,620

Supplemental disclosure of cash flow information (note 23)
See accompanying notes to consolidated financial statements.

GILDAN 2012 REPORT TO SHAREHOLDERS P.51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30, 2012 and October 2, 2011
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements include the accounts of the Company and its subsidiaries and its interest in a joint venture. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied. An explanation of the impact of the changeover from previous Canadian GAAP to IFRS of our reported financial position, financial performance and cash flows is provided in note 29, First Time Adoption of IFRS.

These consolidated financial statements for fiscal year ended September 30, 2012 were authorized for issuance by the Board of Directors of the Company on November 28, 2012.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
Derivative financial instruments which are measured at fair value;
Non-current assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;
Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligation;
Provision for decommissioning and site restoration costs which is measured at the present value of the expenditures expected to be required to settle the obligation;
Contingent consideration in connection with a business combination which is measured at fair value; and
Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

GILDAN 2012 REPORT TO SHAREHOLDERS P.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position as at October 4, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

(a)	Basis of consolidation:

	(i)	Business combinations:

Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability that is a financial instrument is remeasured at fair value, with any resulting gain or loss recognized in net earnings. Acquisition- related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the statement of earnings and comprehensive income. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

	(ii)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company.

	(iii)	Investment in a joint venture:

The Company’s investment in a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns, LLC (“CanAm”) is considered a jointly controlled entity over which the Company exercises joint control. Investments in jointly controlled entities are accounted for using the equity method. Under the equity method of accounting, the investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted to recognize the Company’s share of the post-acquisition earnings and movements in other comprehensive income in the consolidated statement of earnings and comprehensive income. Dividends received by an equity accounted investee are deducted from the carrying amount of the investment when the dividends are declared. The Company’s investment in a joint venture includes goodwill identified on acquisition, if any, net of any accumulated impairment losses. If the Company’s share of losses in a joint venture equals or exceeds its interests in the joint venture (which includes any long- term interests that, in substance, form part of the group’s net investment in the joint venture), the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture. Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture have been modified where necessary to ensure consistency with the policies adopted by the Company.

(b)	Foreign currency translation:

Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

GILDAN 2012 REPORT TO SHAREHOLDERS P.53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(d)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:

Inventories are stated at the lower of first-in first-out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials and spare parts are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:

Non-current assets are classified as assets held for sale, and are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

(g)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are expensed as incurred in the consolidated statement of earnings and comprehensive income. For the purpose of impairment testing of property, plant and equipment, see note 3(j). Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 10 years

GILDAN 2012 REPORT TO SHAREHOLDERS P.54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment (continued):

Significant components of property, plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as financial expenses as incurred. The Company had no capitalized borrowing costs as at September 30, 2012, October 2, 2011 and October 4, 2010.

(h)	Intangible assets:

Intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, non-compete agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. For the purpose of impairment testing of intangible assets, see note 3(j). Indefinite life intangible assets represent intangible assets which the Company controls with no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 years
Computer software	4 to 7 years
Non-compete agreements	2 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:
it is technically feasible to complete the software product so that it will be available for use;
management intends to complete the software product and use it;
there is an ability to use the software product;
it can be demonstrated how the software product will generate probable future economic benefits;
adequate technical, financial and other resources to complete the development and to use the software product are available; and
the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

GILDAN 2012 REPORT TO SHAREHOLDERS P.55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arising on business combinations on or after October 4, 2010

Goodwill is measured as the excess of the consideration transferred and the recognized amount of the non- controlling interest in the acquired business, if any, over the fair value of net identifiable assets acquired and liabilities assumed of an acquired business. For the purpose of impairment testing of goodwill, see note 3(j).

Goodwill arising on business combinations before October 4, 2010

Goodwill recorded as at October 4, 2010 in connection with business combinations which occurred prior to October 4, 2010 is included in the consolidated statement of financial position on the basis of its deemed cost, which represents the amount recorded under previous Canadian GAAP.

(j)	Impairment of non-financial assets:

Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing fair value less costs to sell, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in net earnings.

Reversal of impairment losses

A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

GILDAN 2012 REPORT TO SHAREHOLDERS P.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments:

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)	Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss (“FVTPL”) if it is classified as held for trading or is designated as such upon initial recognition. Derivatives are also categorized as held for trading unless they are designated as hedges. Upon initial recognition transaction costs are recognized in net earnings as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net earnings. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. The Company currently has no financial assets at fair value through profit or loss.

(ii)	Held-to-maturity financial assets
A financial asset is classified as held-to maturity if the Company has the intent and ability to hold debt securities to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities a held-to-maturity for the current and the following two fiscal years. The Company currently has no financial assets classified as held-to-maturity.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets, and long-term non-trade receivable as loans and receivables.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company currently has no financial assets classified as available-for-sale.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial liabilities

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company currently has no financial liabilities at fair value through profit or loss.

GILDAN 2012 REPORT TO SHAREHOLDERS P.57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):

	(ii)	Other financial liabilities

Other financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition other financial liabilities are measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments and contingent consideration), and long-term debt as other financial liabilities.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in net earnings.

(l)	Derivative financial instruments and hedging relationships:

The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

GILDAN 2012 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships (continued):

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income in equity. The intrinsic value of zero-cost collar options is designated as cash flow hedges. Consequently, gains and losses related to the time value of zero-cost collar options are immediately recognized in earnings in the same caption as the item being hedged. The amount recognized in other comprehensive income is removed and included in net earnings in the same period as the hedged cash flows affect net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to net earnings in the same period that the hedged item affects net earnings.

Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n)	Long-term debt:

Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

The Company classifies its existing revolving long-term credit facility as a non-current liability on the basis that the Company has the discretion to refinance or rollover amounts drawn under the facility for at least twelve months following the reporting date.

(o)	Employee benefits:

Short-term employee benefits

Short-term employee benefits include wages, salaries, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

GILDAN 2012 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Employee benefits (continued):

Defined contribution plans

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans

The Company also maintains a funded qualified defined benefit plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. The Retirement Plan has been frozen since January 1, 2007, and as such no additional employees became participants in the Retirement Plan and existing participants in the Retirement Plan ceased accruing any additional benefits after that date. The pension obligation is actuarially determined using the projected benefit method to determine plan obligations and related periodic costs. Assets of the Retirement Plan are invested in high quality money market funds and are recorded at fair value. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. Because the Retirement Plan is frozen, salary escalation is not considered in the actuarial valuation, and there are no current service costs incurred.

The Company also maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in employee benefit obligations in the consolidated statement of financial position. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense.

Decommissioning and site restoration costs

The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property, plant and equipment should it decide to discontinue some of its activities. A corresponding amount is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset.

Onerous contracts

A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2012 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r)	Dividends declared:

Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:

Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New programs which relate to prior sales are recognized at the time the new program is introduced.

(t)	Cost of sales and gross profit:

Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to this metric as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:

Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Product introduction expenditures:

Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue. If the Company receives a benefit over a period of time and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w)	Restructuring and acquisition-related costs:

Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the re-measurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; and the re-measurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

GILDAN 2012 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(x)	Cotton-based yarn procurements:

The Company contracts to buy cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments. The Company commits to fixed prices on a percentage of its cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y)	Financial expenses (income):

Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(z)	Income taxes:

Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is provided on temporary differences arising on the Company’s investments in subsidiaries and its jointly-controlled entity, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

GILDAN 2012 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(aa)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(bb)	Share based payments:

Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Non-Treasury restricted share units are expected to be settled in cash, except to the extent that common shares have been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash. Non-Treasury restricted share units expected to be settled in cash are accounted for as cash settled awards, with the recognized compensation expense included in accounts payable and accrued liabilities. Compensation expense is initially measured at fair value at the grant date and is recognized in net earnings over the vesting period. The liability is re-measured at fair value, based on the market price of the Company’s common shares, at each reporting date. Re-measurements during the vesting period are recognised immediately to net earnings to the extent that they relate to past services, and recognition is amortized over the remaining vesting period to the extent that they relate to future services. The cumulative compensation cost that will ultimately be recognized is the fair value of the Company's shares at the settlement date.

Non-Treasury restricted share units expected to be settled in common shares
Non-Treasury restricted share units are expected to be settled in common shares only when common shares have been purchased on the open market and held in a trust for the purpose of settling a corresponding amount of non-Treasury restricted share units in common shares in lieu of cash. At the time common shares are purchased on the open market and designated for future settlement of a corresponding amount of non-Treasury restricted share units, any accumulated accrued compensation expense previously credited to accounts payable and accrued liabilities for such non-Treasury restricted share units is transferred to contributed surplus, and compensation expense continues to be recognized over the remaining vesting period, based on the purchase cost of the common shares that are held in trust, with a corresponding increase to contributed surplus. In addition, the common shares purchased by the trust are considered as being temporarily held in treasury, as described in note 15(e) to these consolidated financial statements. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts in contributed surplus are transferred to share capital.

GILDAN 2012 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(bb)	Share based payments (continued):

Estimates for forfeitures and performance conditions

The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non- Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is re-measured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans

For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(cc)	Leases:

Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease

At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(dd)	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company has not made any significant changes to its estimates in the past two years.

GILDAN 2012 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies:

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of Cash Generating Units (CGUs)

The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs including how the Company manages and monitors its operations, which is essentially based on operating segments that are organized by the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be the same as the segments used for financial reporting purposes, which are the Printwear and Branded Apparel operating segments.

Income taxes

The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts

The Company makes an assessment of whether accounts receivable are collectable, which takes into account the credit-worthiness of each customer in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation

The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied.

GILDAN 2012 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Use of estimates and judgments (continued):

Recoverability and impairment of non-financial assets

The calculation of value in use for purposes of measuring the recoverable amount of non-financial asset involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Measurement of the estimate of expected expenditures for decommissioning and site restoration costs

The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes

The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 30, 2012, and have not been applied in preparing these audited annual consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

GILDAN 2012 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation -Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Financial statement presentation
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements. The principal change resulting from the amendments to IAS 1 is a requirement to group together items within other comprehensive income that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in other comprehensive income and net income should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 will be effective for the Company’s fiscal year beginning on October 1, 2012. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to the standard to have a material impact on its consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company has not yet assessed the impact of the adoption of the amendments on its consolidated financial statements.

GILDAN 2012 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

Anvil Holdings, Inc.

On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”) for cash consideration of $87.4 million, net of cash acquired. Anvil is a supplier of high-quality basic T-shirts and sport shirts. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The acquisition is also expected to generate cost savings from integration synergies. The Company financed the acquisition by the utilization of its revolving long-term credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil have been consolidated with those of the Company from the date of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$31,491
Income taxes receivable	2,253
Inventories	59,005
Prepaid expenses and deposits	1,796
Other current assets	501
Property, plant and equipment	14,753
Intangible assets (i)	9,700
Deferred income taxes	5,066
Other assets	1,714
126,279

Liabilities assumed:
Accounts payable and accrued liabilities	(26,276)
Employee benefit obligations	(1,451)
Provisions	(4,500)
(32,227)

Net identifiable assets acquired	94,052
Purchase gain on business acquisition	(6,679)
Consideration transferred (excluding cash acquired of $627)	$87,373

(i)

The intangible assets acquired are comprised of customer relationships in the amount of $5.0 million, which are being amortized on a straight line basis over their estimated useful lives of seven years, and trademarks in the amount of $4.7 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The fair value of acquired trade accounts receivable was $31.5 million. Gross contractual amounts receivable were $32.9 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $1.4 million.

The excess of the net assets acquired over the consideration transferred represents a purchase gain on business acquisition of approximately $6.7 million. Excluded from the purchase gain are $1.2 million of acquisition-related transaction costs and $10.2 million of charges relating to a restructuring plan pursuant to the acquisition of Anvil. These charges were identified during the acquisition process, but were not recognized as liabilities assumed in the acquisition accounting in accordance with IFRS. The purchase gain in connection with this acquisition is not taxable. The purchase gain, acquisition-related transaction costs and charges relating to the restructuring plan have been included in restructuring and acquisition-related costs in the consolidated statements of earnings and comprehensive income.

GILDAN 2012 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Anvil Holdings, Inc. (continued)

The consolidated results of the Company for fiscal 2012 include net sales of $86.1 million and net earnings of $2.1 million relating to Anvil’s results of operation since the date of acquisition, excluding the purchase gain on business acquisition of $6.7 million and acquisition-related transaction costs of $1.2 million. Anvil’s net earnings before the after-tax impact of restructuring and acquisition-related costs since the date of acquisition to September 30, 2012 amounted to $9.0 million.

If the acquisition of Anvil is accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the year ended September 30, 2012 would have been $2,081.5 million and $138.0 million, respectively. These pro forma figures have been estimated based on the results of Anvil’s operations prior to being purchased by the Company, adjusted to reflect the fair value adjustments, which arose on the date of acquisition, as if the acquisition occurred on October 3, 2011, and should not be viewed as indicative of the Company’s future results.

Gold Toe Moretz Holdings Corp.

On April 15, 2011, the Company acquired 100% of the common shares of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”) for consideration transferred of $347.7 million, net of cash acquired, including contingent consideration of approximately $5.3 million. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The acquisition of Gold Toe Moretz provided the Company with enhanced brand management expertise which is being utilized to further the development of the Gildan® brand. In addition to the introduction of leading consumer brands, the acquisition significantly expanded and diversified the Company’s channels of distribution in the U.S. retail market.

The Company financed the acquisition by using approximately $100 million of cash on hand and approximately $250 million drawn on the Company’s revolving long-term credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Gold Toe Moretz have been consolidated with those of the Company from the date of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time.

Acquisition-related transaction costs of $7.3 million have been included in restructuring and acquisition-related costs in the consolidated statements of earnings and comprehensive income. The fair value of acquired trade accounts receivable was $28.2 million. Gross contractual amounts receivable were $28.5 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $0.3 million.

The contingent consideration at the date of acquisition was comprised of up to 150,000 common shares which were issued in the form of treasury restricted share units (“Treasury RSUs”) contingent on specified future events. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities. The contingent consideration was initially measured at fair value, and is re-measured at fair value at each reporting date through net earnings in restructuring and acquisition-related costs. Fair value has been estimated based on the Company’s share price at the reporting date and the best estimate of the number of Treasury RSUs expected to vest. During fiscal 2012, certain specified future events were confirmed resulting in 120,000 Treasury RSUs with a fair value of $3.4 million being reclassified from accounts payable and accrued liabilities to contributed surplus with no further remeasurements in the fair value because there is no longer any variability in the number of common shares required to settle the liability. The balance of the contingent consideration payable as at September 30, 2012 is $1.0 million (October 2, 2011 - $3.9 million) which reflects the fair value of the remaining 30,000 Treasury RSUs expected to vest. The re-measurement of the contingent consideration resulted in a charge to net earnings and comprehensive income for fiscal 2012 of $0.5 million (2011 - credit of $1.5 million), and is included in restructuring and acquisition-related costs (see note 19).

GILDAN 2012 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Gold Toe Moretz Holdings Corp. (continued)

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$28,150
Income taxes receivable	208
Inventories	57,549
Prepaid expenses and deposits	1,410
Other current assets	122
Property, plant and equipment	3,523
Intangible assets (i)	204,700
Other assets	495
296,157

Liabilities assumed:
Accounts payable and accrued liabilities	(31,969)
Employee benefit obligations	(17,068)
Deferred income taxes	(31,178)
(80,215)

Net identifiable assets acquired	215,942
Goodwill	131,736
Consideration transferred (excluding cash acquired of $3,576)	$347,678

Consideration transferred:
Cash paid at closing, net of cash acquired of $3,576	$342,368
Contingent consideration	5,310
$347,678

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

(i)

The intangible assets below, with the exception of the trademarks, are being amortized on a straight line basis over their estimated useful lives. The trademarks are not being amortized as they are considered to be indefinite life intangible assets.

Trademarks	Indefinite life	$94,000
License agreements	7 years	51,000
Customer relationships	20 years	58,000
Non-compete agreements	2 years	1,700
		$204,700

GILDAN 2012 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS:

	September 30,	October 2,	October 4,
	2012	2011	2010

Bank balances	$68,748	$80,474	$188,680
Term deposits	1,662	1,551	62,163
	$70,410	$82,025	$250,843

7. TRADE ACCOUNTS RECEIVABLE:

	September 30,	October 2,	October 4,
	2012	2011	2010

Trade accounts receivable	$265,090	$195,700	$152,653
Allowance for doubtful accounts	(4,495)	(4,106)	(6,969)
	$260,595	$191,594	$145,684

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	2012	2011

Balance, beginning of year	$(4,106)	$(6,969)
Bad debt recovery (expense)	401	(632)
Write-off of trade accounts receivable	648	3,757
Increase due to business acquisitions (note 5)	(1,438)	(262)
Balance, end of year	$(4,495)	$(4,106)

8. INVENTORIES:

	September 30,	October 2,	October 4,
	2012	2011	2010

Raw materials and spare parts inventories	$61,841	$66,914	$50,862
Work in process	37,358	31,710	37,410
Finished goods	453,869	469,687	241,246
	$553,068	$568,311	$329,518

The amount of inventories recognized as an expense and included in cost of sales was $1,517.8 million for fiscal 2012 (2011 - $1,262.7 million), which included an expense of $4.2 million (2011 - $6.2 million) related to the write-down of inventory to net realizable value.

9. PROPERTY, PLANT AND EQUIPMENT:

					Assets not yet
		Buildings and	Manufacturing	Other	utilized in
	Land	improvements	equipment	equipment	operations	Total

Net carrying amount
At September 30, 2012	$38,936	$165,864	$289,418	$46,450	$11,769	$552,437
At October 2, 2011	$35,113	$141,649	$273,190	$52,825	$47,547	$550,324
At October 4, 2010	$34,487	$122,005	$227,143	$55,059	$44,319	$483,013

GILDAN 2012 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT (continued):

					Assets not yet
		Buildings and	Manufacturing	Other	utilized in
2012	Land	improvements	equipment	equipment	operations	Total

Cost
Balance, October 2, 2011	$35,113	$194,530	$464,886	$91,853	$47,547	$833,929
Additions	3,620	17,066	35,891	4,689	8,755	70,021
Additions through business acquisitions	100	2,703	7,310	1,626	3,014	14,753
Transfers from or to assets held for sale	114	(212)	-	-	-	(98)
Transfers	-	17,337	30,210	-	(47,547)	-
Disposals	(11)	(392)	(5,956)	(1,544)	-	(7,903)
Balance, September 30, 2012	$38,936	$231,032	$532,341	$96,624	$11,769	$910,702

Depreciation
Balance, October 2, 2011	$-	$52,881	$191,696	$39,028	$-	$283,605
Depreciation expense	-	12,494	55,763	12,560	-	80,817
Transfers from or to assets held for sale	-	(137)	-	-	-	(137)
Disposals	-	(70)	(4,536)	(1,414)	-	(6,020)
Balance, September 30, 2012	$-	$65,168	$242,923	$50,174	$-	$358,265

					Assets not yet
		Buildings and	Manufacturing	Other	utilized in
2011	Land	improvements	equipment	equipment	operations	Total

Cost
Balance, October 4, 2010	$34,487	$168,747	$386,846	$85,966	$44,319	$720,365
Additions	1,825	15,221	74,374	20,017	47,078	158,515
Additions through business acquisitions	140	1,040	-	1,874	469	3,523
Transfers from or to assets held for sale	(1,339)	(15,228)	(6,199)	(1,640)	-	(24,406)
Transfers	-	24,750	14,279	5,290	(44,319)	-
Disposals	-	-	(4,414)	(19,654)	-	(24,068)
Balance, October 2, 2011	$35,113	$194,530	$464,886	$91,853	$47,547	$833,929

Depreciation
Balance, October 4, 2010	$-	$46,742	$159,703	$30,907	$-	$237,352
Depreciation expense	-	10,743	40,233	13,192	-	64,168
Transfers from or to assets held for sale	-	(4,604)	(6,189)	(1,454)	-	(12,247)
Disposals	-	-	(2,051)	(3,617)	-	(5,668)
Balance, October 2, 2011	$-	$52,881	$191,696	$39,028	$-	$283,605

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at September 30, 2012, there were contractual purchase obligations outstanding of approximately $38.3 million for the acquisition of property, plant and equipment compared to $54.9 million as of October 2, 2011.

GILDAN 2012 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

	Customer
	contracts and				Non-
	customer		License	Computer	compete
	relationships	Trademarks	agreements	software	agreements	Total

Net carrying amount
At September 30, 2012	$110,567	$102,045	$39,913	$6,996	$460	$259,981
At October 2, 2011	$112,266	$94,000	$47,516	$6,561	$1,310	$261,653
At October 4, 2010	$59,050	$-	$-	$7,761	$-	$66,811

	Customer
	contracts and				Non-
	customer		License	Computer	compete
2012	relationships	Trademarks	agreements	software	agreements	Total

Cost
Balance, October 2, 2011	$128,866	$94,000	$51,000	$26,038	$1,700	$301,604
Additions	-	3,345	-	2,094	-	5,439
Additions through business acquisitions	5,000	4,700	-	-	-	9,700
Disposals	-	-	-	(27)	-	(27)
Balance, September 30, 2012	$133,866	$102,045	$51,000	$28,105	$1,700	$316,716

Amortization
Balance, October 2, 2011	$16,600	$-	$3,484	$19,477	$390	$39,951
Amortization for the year	6,699	-	7,603	1,659	850	16,811
Disposals	-	-	-	(27)	-	(27)
Balance, September 30, 2012	$23,299	$-	$11,087	$21,109	$1,240	$56,735

	Customer
	contracts and				Non-
	customer		License	Computer	compete
2011	relationships	Trademarks	agreements	software	agreements	Total

Cost
Balance, October 4, 2010	$70,866	$-	$-	$26,453	$-	$97,319
Additions	-	-	-	4,776	-	4,776
Additions through business acquisitions	58,000	94,000	51,000	-	1,700	204,700
Disposals	-	-	-	(5,191)	-	(5,191)
Balance, October 2, 2011	$128,866	$94,000	$51,000	$26,038	$1,700	$301,604

Amortization
Balance, October 4, 2010	$11,816	$-	$-	$18,692	$-	$30,508
Amortization for the year	4,784	-	3,484	4,733	390	13,391
Disposals	-	-	-	(3,948)	-	(3,948)
Balance, October 2, 2011	$16,600	$-	$3,484	$19,477	$390	$39,951

GILDAN 2012 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill

	2012	2011

Balance, beginning of period	$141,933	$10,197
Goodwill acquired (note 5)	-	131,736
Balance, end of period	$141,933	$141,933

Recoverability of cash-generating units

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	September 30,	October 2,	October 4,
	2012	2011	2010

Branded Apparel
Goodwill	$138,445	$138,445	$6,709
Trademarks	97,345	94,000	-
	235,790	232,445	6,709

Printwear
Goodwill	3,488	3,488	3,488
Trademarks	4,700	-	-
	$8,188	$3,488	$3,488

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs to sell. The Company performed the annual impairment review for goodwill and indefinite life intangible assets as at September 30, 2012, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and there was no impairment identified.

Recoverable amount – Branded Apparel
The Company determined the recoverable amount of the Branded Apparel CGU based on a value in use calculation using cash flow projections, which take into account financial budgets and forecasts approved by senior management covering a five-year period with a terminal value calculated by discounting the final year in perpetuity. The key assumptions for the value in use calculation include estimated sales volumes, selling prices and input costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to cash flow projections is 15.2% . The growth rate used to calculate the terminal value is based on growth rates reflecting inflation ranging from 1% to 2% and do not exceed the long-term historical growth rate and industry average growth rate. The Company determined that no reasonably possible change in the assumptions would have resulted in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2012 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BANKING FACILITY:

The Company's subsidiary in Bangladesh, Shahriyar Fabric Industries Limited, has a banking facility limited to a maximum aggregate amount of $23.8 million (BDT 1,950,000,000). The banking facility bears interest at a variable LIBOR-based rate plus a spread ranging from 250 to 400 basis points, and any borrowings are due on demand. There were no amounts drawn under the line of credit at September 30, 2012, October 2, 2011 and October 4, 2010.

12. LONG-TERM DEBT:

The Company has a committed revolving long-term credit facility of $800 million, on an unsecured basis. Amounts drawn under the facility during fiscal 2012 bore interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. As at September 30, 2012, $181.0 million (October 2, 2011 - $209.0 million; October 4, 2010 - nil) was drawn under this facility bearing an effective interest rate for the period of 2.2%, including the impact of interest rate swaps. In addition, an amount of $6.0 million (October 2, 2011 -$5.8 million; October 4, 2010 - $12.7 million) has been committed against this facility to cover various letters of credit as described in note 25. The revolving long-term credit facility requires the Company to comply with certain covenants including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the credit agreement provides that this limit may be exceeded in the short term under certain circumstances, as well as an interest coverage ratio of at least 3.5:1. EBITDA is defined under the facility as net earnings before interest, income taxes, depreciation and amortization, with adjustments for certain non-recurring items. As at September 30, 2012, the Company was in compliance with these covenants.

In November 2012, the Company amended its revolving long-term credit facility to extend the maturity date from June 2016 to January 2018. The amended agreement provides for an annual extension clause, subject to the approval of the lenders. It also provides for a reduction in drawn pricing when the net debt to EBITDA ratio is below 1.0:1, and reduced undrawn pricing.

13. EMPLOYEE BENEFIT OBLIGATIONS:

	September 30,	October 2,	October 4,
	2012	2011	2010

Defined benefit pension plan	$5,871	$6,419	$1,233
Statutory severance obligation	12,246	12,586	10,231
Defined contribution plan	1,495	1,241	715
	$19,612	$20,246	$12,179

(a)	Defined benefit plan:

The Company has a funded qualified defined benefit pension plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. At the time of the acquisition of Gold Toe Moretz in April 2011, the Retirement Plan was in a net deficit position of $17.1 million. Management’s intention was to fully fund the deficit, and subsequently liquidate and wind-up the Retirement Plan, and steps taken in this regard since the date of acquisition have included funding contributions of $19 million in fiscal 2011 and the de-risking of the Retirement Plan through settlement payments totaling $8.3 million for fiscal 2012 (2011 - $39 million for the period from April 15, 2011 to October 2, 2011). An actuarial valuation was performed at September 30, 2012, October 2, 2011 and at the date of acquisition. The last valuation for funding purposes was performed on January 1, 2012, and the next valuation for funding purposes is expected to be performed on January 1, 2013. The Company has not made funding contributions in fiscal 2012, but expects to contribute approximately $6.5 million to the Retirement Plan in fiscal 2013 followed by the termination and wind-up of the Retirement Plan shortly thereafter.

GILDAN 2012 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(a)	Defined benefit plan (continued):

The funded status of the Company’s Retirement Plan was as follows:

	2012	2011

Benefit obligation, beginning of year(1)	$18,983	$51,249
Interest cost	595	1,051
Actuarial (gain) loss	(765)	3,390
Settlement (gain) charge	(725)	4,176
Benefits paid	(180)	(1,879)
Plan settlements	(8,337)	(39,004)
Benefit obligation, end of year	$9,571	$18,983

Fair value of plan assets, beginning of year(1)	$12,564	$34,181
Employer contributions	-	19,000
Plan settlements	(8,337)	(39,005)
Expected return on plan assets	273	543
Actuarial loss	(620)	(276)
Benefits paid	(180)	(1,879)
Fair value of plan assets, end of year	$3,700	$12,564

Funded status and plan deficit / defined benefit pension liability, end of year	$5,871	$6,419
(1) As at April 15, 2011 for fiscal 2011

The plan assets are invested entirely in high quality money market funds. The expected rate of return on plan assets of 3.5% is based on published capital market assumptions for high quality money market funds. The actual loss on plan assets for fiscal 2012 was $0.3 million (2011 - actual gain of $0.3 million).

The net periodic pension (gain) expense of the Company’s Retirement Plan for the years ended September 30, 2012 and October 2, 2011 includes the following components:

	2012	2011

Interest cost	$595	$1,051
Expected return on plan assets	(273)	(543)
Settlement (gain) charge	(725)	4,176
Net periodic pension (gain) expense - included in restructuring and acquisition-related costs	$(403)	$4,684

Weighted-average assumptions to determine benefit obligations and net periodic benefit cost:

	2012	2011

Benefit obligation:
Discount rate	3.40%	4.42%

Net periodic benefit cost:
Discount rate	4.37%	5.00%
Rate of return on plan assets	3.50%	3.50%

GILDAN 2012 REPORT TO SHAREHOLDERS P.76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(b)	Statutory severance:

	2012	2011

Benefit obligation, beginning of year	$12,586	$10,231
Service cost	7,691	8,088
Interest cost	3,093	2,517
Actuarial (gain) loss	(178)	1,643
Benefits paid	(10,946)	(9,893)
Benefit obligation, end of year	$12,246	$12,586

A discount rate of approximately 12% was used to calculate the accumulated benefit obligation of statutory severance.

(c)	Defined contribution plan:

During fiscal 2012, defined contribution expenses were $2.0 million (2011 - $2.1 million).

(d)	Actuarial losses recognized in other comprehensive income:

The cumulative amount of actuarial losses recognized in other comprehensive income as at September 30, 2012 was $3.6 million (October 2, 2011 - $3.9 million) which have been reclassified to retained earnings in the period in which they were recognized.

14. PROVISIONS:

2012

Balance, beginning of year	$8,226
Assumed in a business acquisition (note 5)	4,500
Accretion of interest	316
Balance, end of year	$13,042

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S. for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years.

15. EQUITY:

(a)	Shareholder rights plan:

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income:

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

GILDAN 2012 REPORT TO SHAREHOLDERS P.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (continued):

(c)	Share capital:

Authorized:

Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at September 30, 2012 and October 2, 2011 none of the first and second preferred shares were issued.

Issued:

As at September 30, 2012, there were 121,386,090 common shares (October 2, 2011 - 121,330,544) issued and outstanding, which are net of 210,400 common shares (October 2, 2011 - 79,108) that have been purchased and are held in trust as described in note 15(e).

(d)	Normal course issuer bid:

On December 2, 2011 the TSX approved the renewal of the Company’s normal course issuer bid to purchase up to one million common shares, representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. Common shares purchased under the NCIB are cancelled. During fiscal 2012, there were no repurchases under the NCIB.

During fiscal 2011, the Company repurchased and cancelled a total of 0.4 million common shares for a total cost of $10.5 million. Of the total cost, $0.3 million was charged to share capital and $10.2 million was charged to retained earnings as there was no amount of contributed surplus attributable to these common shares.

(e)	Common shares purchased as settlement for non-Treasury RSUs:

In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. At the time the common shares are purchased, the amounts previously credited to accounts payable and accrued liabilities for the non-Treasury RSUs initially expected to be settled in cash are transferred to contributed surplus. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

			2012			2011
			Average			Average
	Shares	Amount	cost	Shares	Amount	Cost

Balance, beginning of year	79	$2,152	$27.24	-	$-	$-
Distributed	(79)	(2,152)	27.24	-	-	-
Purchased	210	5,990	28.52	79	2,152	27.24
Balance, end of year	210	$5,990	$28.52	79	$2,152	$27.24

Subsequent to year end, the Company distributed 205,536 common shares with an average cost of $28.52 per share as settlement for the vesting of the equivalent number of non-Treasury RSUs.

16. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial position as at September 30, 2012. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

GILDAN 2012 REPORT TO SHAREHOLDERS P.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	September 30,	October 2,	October 4,
	2012	2011	2010

Financial assets
Loans and receivables:
Cash and cash equivalents	$70,410	$82,025	$250,843
Trade accounts receivable	260,595	191,594	145,684
Other current assets	8,561	5,929	7,571
Long-term non-trade receivable included in other non-current assets	509	1,120	953
Restricted cash related to the acquisition of Prewett included in other non-current assets	-	-	5,788
Derivative financial instruments designated as effective hedging instruments	133	3,299	1,099

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$247,622	$290,103	$176,707
Long-term debt - bearing interest at variable rates	181,000	209,000	-
Derivative financial instruments designated as effective hedging instruments	7,870	4,007	3,088
Contingent consideration	950	3,850	-

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparty.

(b)	Derivative financial instruments:

During fiscal 2012 and fiscal 2011, the Company entered into forward foreign exchange contracts and zero-cost collar options in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts and the intrinsic value of zero-cost collar options were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at September 30, 2012 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Canadian dollars, Pounds sterling, Australian dollars and Mexican pesos, against the U.S. dollar. For fiscal 2012 and fiscal 2011, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

GILDAN 2012 REPORT TO SHAREHOLDERS P.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative financial instruments (continued):

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 30, 2012:

				Carrying and fair value		Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 12
September 30, 2012	equivalent	rate	equivalent	assets	liabilities	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell EUR/Buy USD	34,000	1.2553	$42,679	$20	$(1,326)	$(1,306)
Sell CAD/Buy USD	27,500	1.0089	27,744	52	(224)	(172)
Sell GBP/Buy USD	16,400	1.5899	26,074	-	(523)	(523)
Sell AUD/Buy USD	8,400	1.0325	8,673	45	-	45
Sell MXN/Buy USD	36,000	0.0770	2,771	16	-	16
			$107,941	$133	$(2,073)	$(1,940)

During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments of a portion of the borrowings under the revolving long-term credit facility. As at September 30, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The following table summarizes the outstanding interest rate swap contracts as at September 30, 2012:

Notional					Carrying and fair value
amount of			Fixed	Floating	Accounts payable
borrowings	Maturity date	Pay / Receive	rate	rate	and accrued liabilities

$ 125,000	June 3, 2016	Pay fixed rate / Receive floating rate	1.08% to 1.88%	1-month U.S. LIBOR	$(5,797)

(c)	Financial expenses, net:

	2012	2011

Interest expense on financial liabilities recorded at amortized cost	$7,315	$3,238
Bank and other financial charges	3,676	2,216
Interest accretion on discounted provision	324	275
Foreign exchange loss (gain) (i)	283	(1,098)
Derivative loss on financial instruments not designated for hedge accounting	-	1,511
	$11,598	$6,142

(i)	Foreign exchange loss (gain)

	2012	2011

Loss (gain) relating to financial assets and liabilities	$238	$(1,104)
Other foreign exchange loss	45	6
	$283	$(1,098)

GILDAN 2012 REPORT TO SHAREHOLDERS P.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS (continued):

(d)	Other comprehensive income (loss):

	2012	2011

Net loss on derivatives designated as cash flow hedges	$(4,955)	$(4,448)
Income taxes	50	45

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales	(2,993)	5,177
Selling, general and administrative expenses	(563)	(1,045)
Financial expenses, net	2,029	1,360
Income taxes	33	(55)
Cash flow hedges (loss) income	(6,399)	1,034

Actuarial gain (loss) on employee benefit obligations	323	(5,309)
Income taxes	-	1,357

Other comprehensive loss	$(6,076)	$(2,918)

As at September 30, 2012, approximately $3.0 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

17.	SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,500,000 common shares for issuance under the plans. As at September 30, 2012, a total of 295,493 shares (October 2, 2011 - 266,925) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2011 - $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non- dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at September 30, 2012, 2,306,592 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant. All stock options granted prior to fiscal 2007 have fully vested.

GILDAN 2012 REPORT TO SHAREHOLDERS P.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non- Treasury RSUs expected to be settled in cash and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
		exercise price
	Number	(CA$)

Stock options outstanding, October 4, 2010	1,299	$19.57
Changes in outstanding stock options:
Granted	69	28.64
Exercised	(379)	8.72
Forfeited	(28)	26.88
Stock options outstanding, October 2, 2011	961	24.28
Changes in outstanding stock options:
Granted	190	27.20
Exercised	(56)	14.09
Forfeited	(41)	28.50
Stock options outstanding, September 30, 2012	1,054	$25.18

As at September 30, 2012, 246,006 outstanding options were exercisable at the weighted average exercise price of CA$28.58 (October 2, 2011 - 244,296 options at CA$27.25) . For stock options exercised during fiscal 2012, the weighted average share price at the date of exercise was CA$25.09 (2011 - CA$32.22) . Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended September 30, 2012 was $11.42 (October 2, 2011 - $13.36) . Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

	2012	2011

Exercise price	$27.20	$28.64
Risk-free interest rate	1.31%	2.01%
Expected volatility	52.75%	52.37%
Expected life	5.25 years	5.25 years
Expected dividend yield	1%	-

GILDAN 2012 REPORT TO SHAREHOLDERS P.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options issued and outstanding and exercisable at September 30, 2012:

	Options issued and outstanding		Options exercisable
		Remaining
Exercise prices (CA$)	Number	contractual life (yrs)	Number

$ 20.12	81	4	20
$ 22.13	410	7	-
$ 23.49	149	3	70
$ 27.17	95	1	95
$ 27.20	178	6	-
$ 28.64	60	5	-
$ 39.39	81	2	61
	1,054		246

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 4, 2010	748	$19.93
Changes in outstanding Treasury RSUs:
Granted	62	35.40
Granted for dividends declared	6	29.93
Settled through the issuance of common shares	(26)	22.68
Forfeited	(29)	25.78
Treasury RSUs granted as contingent consideration (note 5)	150	35.40
Treasury RSUs outstanding, October 2, 2011	911	23.34
Changes in outstanding Treasury RSUs:
Granted	68	26.60
Granted for dividends declared	10	25.10
Settled through the issuance of common shares	(102)	27.32
Forfeited	(3)	27.61
Treasury RSUs outstanding, September 30, 2012	884	$23.13

As at September 30, 2012 and October 2, 2011, none of the awarded and outstanding Treasury RSUs were vested.

GILDAN 2012 REPORT TO SHAREHOLDERS P.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2012 was $4.6 million (2011 - $4.9 million). The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital. As described in note 5, the compensation expense excludes the value of 150,000 Treasury RSUs granted in connection with the acquisition of Gold Toe Moretz as they are considered contingent consideration.

Outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 4, 2010	313
Changes in outstanding non-Treasury RSUs:
Granted	151
Granted for dividends declared	3
Settled	(29)
Forfeited	(42)
Non-Treasury RSUs outstanding, October 2, 2011	396
Changes in outstanding non-Treasury RSUs:
Granted	247
Granted for dividends declared	7
Settled	(94)
Forfeited	(27)
Non-Treasury RSUs outstanding, September 30, 2012	529

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market. The settlement amount for non-Treasury RSUs expected to be settled in cash is based on the Company's five-day average share price at the vesting date. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at September 30, 2012 and October 2, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2012 was $6.1 million (2011 - $3.7 million). As at September 30, 2012, 318,923 non-Treasury RSUs (October 2, 2011 – 317,377) were expected to be settled in cash, for which a recognized amount of $4.3 million (October 2, 2011 - $3.9 million) is included in accounts payable and accrued liabilities, based on a fair value per non-Treasury RSU of $31.68.

(c)	Deferred share unit plan:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at September 30, 2012, there were 110,322 (October 2, 2011 - 78,416; October 4, 2010 - 53,602) DSUs outstanding at a value of $3.5 million (October 2, 2011 - $2.0 million; October 4, 2010 - $1.5 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses.

GILDAN 2012 REPORT TO SHAREHOLDERS P.84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (continued):

(c)	Deferred share unit plan (continued):

Changes in outstanding DSUs were as follows:

Number

DSUs outstanding, October 4, 2010	54
Granted	24
DSUs outstanding, October 2, 2011	78
Granted	31
Granted for dividends declared	1
DSUs outstanding, September 30, 2012	110

18. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2012	2011

Selling expenses	$75,206	$50,397
Administrative expenses	89,601	93,132
Distribution expenses	61,228	55,329
	$226,035	$198,858

(b)	Employee benefit expenses:

	2012	2011

Short-term employee benefits	$254,994	$239,958
Share-based payments	10,970	8,689
Post-employment benefits	21,344	20,055
	$287,308	$268,702

(c)	Lease expense:

During the year ended September 30, 2012 an amount of $14.0 million was recognized in the statement of earnings and comprehensive income relating to operating leases (2011 - $10.2 million).

GILDAN 2012 REPORT TO SHAREHOLDERS P.85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2012	relocations	structure	Total

Gain on disposal of assets held for sale	$(130)	$-	$(130)
Impairment and write-down of assets held for sale	4,981	-	4,981
Employee termination and benefit costs	533	7,324	7,857
Net pension recovery	-	(403)	(403)
Exit, relocation and other costs	616	6,971	7,587
Re-measurement of contingent consideration in connection with a business acquisition (note 5)	-	532	532
Purchase gain on business acquisition (note 5)	-	(6,679)	(6,679)
Acquisition-related transaction costs	-	1,217	1,217
	$6,000	$8,962	$14,962

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2011	relocations	structure	Total

Loss on disposal of assets held for sale	$634	$-	$634
Impairment and write-down of assets held for sale	1,722	-	1,722
Employee termination and benefit costs	2,764	123	2,887
Net pension expense	-	4,684	4,684
Exit, relocation and other costs	1,898	540	2,438
Re-measurement of contingent consideration in connection with a business acquisition (note 5)	-	(1,460)	(1,460)
Acquisition-related transaction costs	-	7,272	7,272
	$7,018	$11,159	$18,177

Facility closure and relocation costs incurred in fiscal 2012 and fiscal 2011 relate primarily to the closure, between fiscal 2009 and fiscal 2011, of the following facilities that are currently included in assets held for sale:

  The closure of the Company’s U.S. sock knitting and finishing operations in Fort Payne, Alabama in connection with the consolidation of its sock manufacturing operations in Honduras; and
  The consolidation of the Company’s distribution centre in Martinsville, Virginia and Fort Payne, Alabama into its primary distribution centre servicing Branded Apparel customers in Charleston, South Carolina.

Acquisition-related costs incurred in fiscal 2012 and fiscal 2011 relate primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil in fiscal 2012 and Gold Toe Moretz in fiscal 2011 as described in note 5.

Net pension recovery of $0.4 million in fiscal 2012 (2011 – net pension expense of $4.7 million) relates to Gold Toe Moretz’s defined benefit pension plan which was incurred primarily as a result of the Company’s plan to liquidate and wind-up the Retirement Plan as described in note 13(a).

GILDAN 2012 REPORT TO SHAREHOLDERS P.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE (continued):

Assets held for sale of $8.0 million as at September 30, 2012 (October 2, 2011 - $13.1 million; October 4, 2010 - $3.2 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

20. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2012	2011

Earnings before income taxes	$144,127	$214,933
Applicable tax rate	27.2%	28.8%
Income taxes at applicable statutory rate	39,246	61,901
(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(51,640)	(83,276)
Income tax (recovery) charge for prior taxation years	974	(413)
Non-recognition of tax benefits related to tax losses and temporary differences	5,910	2,572
Effect of non-deductible expenses and other	1,173	(7)
Total income tax recovery	$(4,337)	$(19,223)
Average effective tax rate (recovery)	(3.0% )	(8.9% )

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The decrease is mainly due to the reduction of the Canadian Federal income tax rate applicable to the Company effective January 1, 2012 from 16.5% to 15%.

The details of income tax expense (recovery) are as follows:

	2012	2011

Current income taxes	$6,005	$3,376

Deferred income taxes:
Origination and reversal of temporary differences	(16,286)	(25,334)
Non-recognition of tax benefits related to tax losses and temporary differences	5,910	2,572
Effect of substantively enacted income tax rates changes	34	163
	(10,342)	(22,599)
	$(4,337)	$(19,223)

GILDAN 2012 REPORT TO SHAREHOLDERS P.87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. INCOME TAXES (continued):

Significant components of the Companyﾒs deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	September 30,	October 2,	October 4,
	2012	2011	2010

Deferred tax assets:
Non-capital losses	$66,386	$67,142	$13,655
Non-deductible reserves and accruals	27,405	15,236	5,215
Other items	9,357	4,067	3,179
	$103,148	$86,445	$22,049
Unrecognized deferred tax assets	(12,053)	(3,123)	(1,179)
Deferred tax assets	$91,095	$83,322	$20,870

Deferred tax liabilities:
Property, plant and equipment	$(189)	$(3,871)	$(5,890)
Intangible assets	(87,535)	(91,428)	(19,751)
Deferred tax liabilities	$(87,724)	$(95,299)	$(25,641)

	$3,371	$(11,977)	$(4,771)

The details of changes to deferred income tax assets and liabilities were as follows:

	2012	2011

Balance, beginning of year, net	$(11,977)	$(4,771)
Recognized in the statement of earnings:
Non-capital losses	(859)	21,851
Non-deductible reserves and accruals	152	725
Property, plant and equipment	5,939	779
Intangible assets	7,337	3,828
Other items	3,683	(2,640)
Unrecognized deferred tax assets	(5,910)	(1,944)
	10,342	22,599
Business acquisitions	5,066	(31,178)
Other	(60)	1,373
Balance, end of year, net	$3,371	$(11,977)

As at September 30, 2012, the Company has tax credits, capital and non-capital loss carryforwards and other taxable temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $12.1 million, for which no deferred tax asset has been recognized (October 2, 2011 - $3.1 million; October 4, 2010 - $1.2 million). The tax credits and capital and non-capital loss carryforwards expire between 2019 and 2032. The utilization of the recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividend or otherwise. As at September 30, 2012, a deferred income tax liability of approximately $28 million would result from the recognition of the taxable temporary differences of approximately $123 million.

GILDAN 2012 REPORT TO SHAREHOLDERS P.88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2012	2011

Net earnings - basic and diluted	$148,464	$234,156

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,488	121,526
Basic earnings per share	$1.22	$1.93

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,488	121,526
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	580	757
Diluted weighted average number of common shares outstanding	122,068	122,283
Diluted earnings per share	$1.22	$1.91

Excluded from the above calculation for the year ended September 30, 2012 are 823,687 stock options (2011 -155,848) and 62,000 Treasury RSUs (2011 - nil) which were deemed to be anti-dilutive.

22. DEPRECIATION AND AMORTIZATION:

	2012	2011

Depreciation of property, plant and equipment	$80,625	$64,168
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the year	(2,863)	(3,423)
Depreciation of property, plant and equipment included in net earnings	77,762	60,745
Amortization of intangible assets (excluding software)	15,152	8,658
Amortization of software	1,659	4,733
Depreciation and amortization included in net earnings	$94,573	$74,136

Depreciation and amortization expense for fiscal 2012 includes an impairment charge of $6.0 million, which consists primarily of a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment in connection with the ramp-down of the Company’s Rio Nance 1 textile facility in Honduras.

GILDAN 2012 REPORT TO SHAREHOLDERS P.89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2012	2011

Depreciation and amortization (note 22)	$94,573	$74,136
Purchase gain on business acquisition (note 5)	(6,679)	-
Loss (gain) on re-measurement of contingent consideration in connection with a business acquisition (note 5)	532	(1,460)
Restructuring charges related to assets held for sale and property, plant and equipment (note 19)	4,851	2,356
Loss on disposal of property, plant and equipment	1,619	1,877
Loss on disposal of corporate asset (i)	-	3,693
Share-based compensation costs	4,606	4,899
Deferred income taxes	(10,342)	(22,599)
Equity earnings in investment in joint venture	(597)	(504)
Unrealized net loss on foreign exchange and financial derivatives	160	255
Other non-current assets	6,634	(701)
Employee benefit obligations	(1,452)	(14,310)
Provisions	316	275
	$94,221	$47,917

(i)

During fiscal 2011, the Company purchased a corporate aircraft under a finance lease pursuant to an early purchase option for approximately $16.9 million. Immediately following the purchase, the Company sold the corporate aircraft to an unrelated third party for proceeds of $13.2 million, resulting in a loss of $3.7 million which is included in selling, general and administrative expenses. The Company has leased a new corporate aircraft which is being accounted for as an operating lease.

(b)	Non-cash transactions:

	2012	2011

Variance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	$(1,295)	$2,927
Proceeds on disposal of property, plant and equipment in other non-current assets	-	427

Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	$252	$191
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	5,166	807
Shares issued for lease termination costs incurred in a business acquisition	-	1,065

GILDAN 2012 REPORT TO SHAREHOLDERS P.90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS:

(a)	Joint ventures:

The Company has transactions with CanAm. These transactions are based on arm’s length terms and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All outstanding balances are to be settled in cash within twelve months of the reporting date. None of the balances are secured. The following is a summary of the related party transactions and balances owed:

	2012	2011

Transactions:
Yarn purchases	$126,126	$142,601
Yarn sales	1,304	1,188
Dividend received	1,509	-

Balances outstanding:
Other non-current assets (loan receivable)	-	3,895
Accounts payable and accrued liabilities	2,027	3,270

The Company has no contingent liabilities or capital commitments with the joint venture. On October 29, 2012, the Company acquired the remaining 50% ownership interest of CanAm as described in note 28 to these consolidated financial statements.

The following table illustrates the Company’s proportionate share of summarized financial information of CanAm as at and for the years then ended:

	September 30,	October 2,	October 4,
	2012	2011	2010

Share of the joint venture's statement of financial position:
Current assets	$6,449	$8,973	$8,075
Non-current assets	6,878	8,130	7,680
Current liabilities	(2,044)	(5,477)	(2,132)
Non-current liabilities	-	-	(2,386)
Equity	$11,283	$11,626	$11,237

		2012	2011

Share of the joint venture's income and expenses:
Income		$62,260	$70,994
Expenses		61,094	70,605
		$1,166	$389

(b)	Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2012	2011
Short-term employee benefits	$3,263	$6,415
Post-employment benefits	131	194
Share-based payments	6,976	5,000
	$10,370	$11,609

GILDAN 2012 REPORT TO SHAREHOLDERS P.91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (continued):

(c)	Other:

The Company leases warehouse and office space from an officer of a subsidiary of the Company under operating leases. The payments made on these leases were in accordance with the terms of the lease agreements established and agreed to by the related parties, which amounted to $0.9 million for fiscal 2012 (2011 - $0.6 million). There were no amounts owing as at September 30, 2012 and October 2, 2011.

25. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Security class actions:

In June 2008, the Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

In August 2010, the Company entered into an agreement to settle all claims raised in these class action lawsuits and final court approval of the settlement was obtained from each of the courts in February and March 2011. Consequently, all of the actions have been dismissed. The settlement agreement provided for a total settlement amount of $22.5 million, which was entirely funded by the Company’s insurers. Therefore no provision has been recorded in the consolidated financial statements and no amounts have been disbursed by the Company in respect of the settlement.

(b)	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerns labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. The Company believes that the value of the products in dispute is immaterial.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(c)	Guarantees:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at September 30, 2012, the maximum potential liability under these guarantees was $16.5 million (October 2, 2011 - $15.1 million; October 4, 2010 - $21.8 million), of which $6.9 million was for surety bonds and $9.6 million was for corporate guarantees and standby letters of credit (October 2, 2011 - $5.0 million and $10.1 million; October 4, 2010 - $5.1 million and $16.7 million, respectively). The surety bonds are automatically renewed on an annual basis, the corporate guarantees and standby letters of credit mature at various dates in fiscal 2013.

As at September 30, 2012, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2012 REPORT TO SHAREHOLDERS P.92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures, payment of dividends, and business acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility. The Company used its revolving long-term credit facility to finance the acquisition of Gold Toe Moretz in fiscal 2011 and to finance the acquisition of Anvil in fiscal 2012.

In November 2012, the Company amended its revolving long-term credit facility to extend the maturity date from June 2016 to January 2018. The amended agreement provides for an annual extension clause, subject to the approval of the lenders. It also provides for reduced drawn pricing when the net debt to EBITDA ratio is below 1.0:1, and reduced undrawn pricing.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“EBITDA”), which it aims to maintain at less than a maximum of 3.0:1. Net debt is defined as long-term debt less cash and cash equivalents. As at September 30, 2012 and October 2, 2011 the Company’s net debt to EBITDA ratio was below 1.0:1.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

During fiscal 2012, the Company paid an aggregate of $36.6 million of dividends (2011 - $27.5 million) representing a quarterly dividend of $0.075 per share. On November 28, 2012 the Board of Directors declared a quarterly dividend of $0.09 per share for an expected aggregate payment of $10.9 million which will be paid on January 7, 2013 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 13, 2012. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company is not subject to any capital requirements imposed by a regulator.

27. SEGMENT INFORMATION:

During the first quarter of fiscal 2012, the Company began managing and reporting its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The Company previously managed and reported its operations under one reportable business segment, being high-volume, basic, frequently replenished, non-fashion apparel. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Barbados, designs, manufactures, sources, and distributes globally undecorated activewear products primarily to wholesale distributors and decorators in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes socks, underwear and activewear products primarily to U.S. retailers.

GILDAN 2012 REPORT TO SHAREHOLDERS P.93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. SEGMENT INFORMATION (continued):

Following the acquisition of Anvil as described in note 5, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands, including major sportswear and family entertainment brands.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

The segment disclosures below include comparative financial information for the year ended October 2, 2011, which have been presented on the same reportable segment basis as fiscal 2012. Certain comparative figures for entity-wide net sales disclosures have been reclassified to conform with the current year’s presentation.

	2012	2011

Segmented net sales:
Printwear	$1,334,252	$1,327,682
Branded Apparel	614,001	398,030
Total net sales	$1,948,253	$1,725,712

Segment operating income (loss):
Printwear	$209,426	$330,220
Branded Apparel	32,827	(16,180)
Total segment operating income	$242,253	$314,040

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$242,253	$314,040
Amortization of intangible assets, excluding software	(15,152)	(8,658)
Corporate expenses	(57,011)	(66,634)
Restructuring and acquisition-related costs	(14,962)	(18,177)
Financial expenses, net	(11,598)	(6,142)
Equity earnings in investment in joint venture	597	504
Earnings before income taxes	$144,127	$214,933

Additions to property, plant and equipment and intangible assets (including additions from business acquisitions):
Printwear	$73,205	$119,664
Branded Apparel	21,929	246,077
Corporate	4,779	5,773
	$99,913	$371,514

Depreciation of property, plant and equipment:
Printwear	$54,473	$37,885
Branded Apparel	21,195	19,841
Corporate	2,094	3,019
	$77,762	$60,745

GILDAN 2012 REPORT TO SHAREHOLDERS P.94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. SEGMENT INFORMATION (continued):

The reconciliation of total assets to segmented assets is as follows:

	September 30,	October 2,	October 4,
	2012	2011	2010

Segmented assets (i):
Printwear	$886,209	$884,755	$637,728
Branded Apparel	887,510	833,481	387,256
Total segmented assets	1,773,719	1,718,236	1,024,984
Unallocated assets:
Cash and cash equivalents	70,410	82,025	250,843
Income taxes receivable	353	515	-
Assets held for sale	8,029	13,142	3,246
Investment in joint venture	12,126	13,038	12,533
Deferred income taxes	3,371	-	-
Other - primarily corporate assets	28,429	31,543	42,897
Consolidated assets	$1,896,437	$1,858,499	$1,334,503

(i) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	September 30,	October 2,	October 4,
	2012	2011	2010

United States	$450,581	$461,654	$132,488
Canada	15,101	13,620	31,874
Honduras	350,856	334,976	245,434
Caribbean Basin	109,056	116,909	120,960
Bangladesh	17,289	15,879	15,612
Other	11,468	10,872	13,653
	$954,351	$953,910	$560,021

Net sales by major product group:

	2012	2011

Activewear and underwear	$1,472,510	$1,405,707
Socks	475,743	320,005
	$1,948,253	$1,725,712

Net sales were derived from customers located in the following geographic areas:

	2012	2011

United States	$1,738,564	$1,539,994
Canada	67,752	63,424
Europe and other	141,937	122,294
	$1,948,253	$1,725,712

GILDAN 2012 REPORT TO SHAREHOLDERS P.95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. SEGMENT INFORMATION (continued):

The Company has two customers accounting for at least 10% of total net sales.

	2012	2011

Customer A	14.8%	19.4%
Customer B	12.0%	12.1%

28. EVENTS AFTER THE REPORTING PERIOD:

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm, its jointly-controlled entity, for cash consideration of $2.5 million, net of cash acquired of $8.8 million. The strategic rationale of the acquisition of the remaining 50% interest, combined with the Company’s plans to modernize and expand CanAm’s two yarn-spinning facilities, is to support the Company’s projected sales growth and also to continue to pursue the Company’s business model of investing in global low-cost manufacturing technology and in product technology which will provide consistent superior product quality. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. The Company will account for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of CanAm will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the accounting for the business acquisition including the determination of the fair values of the identifiable net assets acquired.

GILDAN 2012 REPORT TO SHAREHOLDERS P.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS:

As stated in note 2(a), these are the Company’s first audited annual consolidated financial statements prepared in accordance with IFRS.

The Company has applied the accounting policies set out in note 3 in the preparation of the consolidated financial statements for the year ended September 30, 2012, the comparative information presented in the consolidated financial statements related to the year ended October 2, 2011 and the opening IFRS consolidated statement of financial position as at October 4, 2010 (the Company’s transition date).

This note provides a reconciliation, with explanatory notes, of the adjustments made by the Company in recasting the following financial information previously prepared in accordance with previous Canadian GAAP:

  Consolidated statements of financial position as at October 2, 2011 and October 4, 2010; and
  Consolidated statement of earnings and comprehensive income for the year ended October 2, 2011.

IFRS 1 Exemptions

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires first time adopters to retrospectively apply all effective IFRS standards as of its first annual financial statements, which for the Company is September 30, 2012. However, IFRS 1 also provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following outlines the optional exemptions and mandatory exception that the Company has applied at the transition date:

Optional exemptions:

Foreign exchange cumulative translation adjustments - The exemption permits the balance of any cumulative translation adjustment (“CTA”) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million which was included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.

Decommissioning and restoration liabilities - The exemption permits the Company not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively to calculate the opening depreciated cost of the asset relating to decommissioning and site restoration costs under IFRS, but rather to use a simplified approach based on the discounted value of the liability at the transition date.

Business combinations - The exemption permits the Company not to apply IFRS 3, Business Combinations, to business combinations occurring prior to the transition date.

Share-based payment transactions - The exemption permits the Company to apply IFRS 2, Share-based Payment, only to equity instruments that were granted after November 7, 2002, which have not yet vested at the transition date.

Borrowing costs - The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

Mandatory exceptions:

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect differences in accounting standards.

GILDAN 2012 REPORT TO SHAREHOLDERS P.97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at October 2, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
		CanAm	Other
	Canadian GAAP	Adjustments	Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$88,802	$(6,777)	$-		$82,025
Trade accounts receivable	191,594	-	-		191,594
Income taxes receivable	515	-	-		515
Inventories	575,594	(7,283)	-		568,311
Prepaid expenses and deposits	10,966	(139)	-		10,827
Assets held for sale	-	-	13,142	3	13,142
Deferred income taxes	11,666	-	(11,666)	4	-
Other current assets	9,307	(79)	-		9,228
Total current assets	888,444	(14,278)	1,476		875,642
Property, plant and equipment	565,398	(16,155)	4,528	5	550,324
			(3,447)	6
Investment in joint venture	-	13,038	-		13,038
Assets held for sale	13,142	-	(13,142)	3	-
Intangible assets	256,467	-	5,186	7	261,653
Goodwill	153,219	-	(5,815)	9	141,933
			3,345	9
			(5,839)	12
			(2,977)	13
Other assets	13,051	3,887	(1,029)	8	15,909
Total assets	$1,889,721	$(13,508)	$(17,714)		$1,858,499
Current liabilities:
Accounts payable and accrued liabilities	$315,269	$(3,359)	$3,850	9	$297,960
			(13,827)	10
			(3,973)	14
Total current liabilities	315,269	(3,359)	(13,950)		297,960
Long-term debt	209,000	-	-		209,000
Deferred income taxes	26,575	-	(11,666)	4	11,977
			(2,097)	8
			(1,425)	9
			452	13
			(1,357)	14
			(373)	6
			1,868	7
Employee benefit obligations	-	-	13,827	10	20,246
			(1,220)	13
			7,639	14
Provisions	-	-	8,226	5	8,226
Non-controlling interest in consolidated joint venture	11,562	(11,562)	-		-
Total liabilities	562,406	(14,921)	(76)		547,409
Equity
Share capital	100,436	-	-		100,436
Contributed surplus	16,526	-	-		16,526
Retained earnings	1,184,781	1,413	26,248	11	1,194,804
			(2,309)	14
			(1,643)	15
			(13,686)
Accumulated other comprehensive income	25,572	-	(26,248)	11	(676)
Total equity attributable to shareholders of the Company	1,327,315	1,413	(17,638)		1,311,090
Total liabilities and equity	$1,889,721	$(13,508)	$(17,714)		$1,858,499

GILDAN 2012 REPORT TO SHAREHOLDERS P.98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of financial position and equity at October 4, 2010 from Canadian GAAP to IFRS:

		IFRS adjustments
		CanAm	Other
	Canadian GAAP	Adjustments	Adjustments		IFRS
		Note 1		Note
Current assets:
Cash and cash equivalents	$258,442	$(7,599)	$-		$250,843
Trade accounts receivable	145,684	-	-		145,684
Inventories	332,542	(3,024)	-		329,518
Prepaid expenses and deposits	9,584	(245)	(491)	2	8,848
Assets held for sale	-	-	3,246	3	3,246
Deferred income taxes	6,340	-	(6,340)	4	-
Other current assets	9,079	(409)	-		8,670
Total current assets	761,671	(11,277)	(3,585)		746,809
Property, plant and equipment	479,292	(15,731)	16,998	2	483,013
			4,808	5
			(2,354)	6
Investment in joint venture	-	12,533	-		12,533
Assets held for sale	3,246	-	(3,246)	3	-
Intangible assets	61,321	-	5,490	7	66,811
Goodwill	10,197	-	-		10,197
Other assets	11,805	4,364	(1,029)	8	15,140
Total assets	$1,327,532	$(10,111)	$17,082		$1,334,503
Current liabilities:
Accounts payable and accrued liabilities	$186,205	$(46)	$5,815	9	$179,795
			(12,179)	10
Income taxes payable	5,024	-	-		5,024
Current portion of long-term debt	-	-	16,879	2	16,879
Total current liabilities	191,229	(46)	10,515		201,698
Deferred income taxes	10,816	-	(1,366)	8	4,771
			(6,340)	4
			(315)	6
			1,976	7
Employee benefit obligations	-	-	12,179	10	12,179
Provisions	-	-	7,951	5	7,951
Non-controlling interest in consolidated joint venture	11,058	(11,058)	-		-
Total liabilities	213,103	(11,104)	24,600		226,599
Equity
Share capital	97,036	-	-		97,036
Contributed surplus	10,091	-	-		10,091
Retained earnings	982,764	993	(372)	2	1,002,487
			(3,143)	5
			(2,039)	6
			3,514	7
			337	8
			(5,815)	9
			26,248	11
Accumulated other comprehensive income	24,538	-	(26,248)	11	(1,710)
Total equity attributable to shareholders of the Company	1,114,429	993	(7,518)		1,107,904
Total liabilities and equity	$1,327,532	$(10,111)	$17,082		$1,334,503

GILDAN 2012 REPORT TO SHAREHOLDERS P.99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

Reconciliation of comprehensive income for the year ended October 2, 2011 from Canadian GAAP to IFRS:

		IFRS adjustments
	Canadian	CanAm	Other
	GAAP	Adjustments	Adjustments		IFRS
		Note 1		Note

Net sales	$1,726,041	$(329)	$-		$1,725,712
Cost of sales	1,288,293	316	280	5	1,288,106
			860	6
			(1,643)	15
Gross profit	437,748	(645)	503		437,606

Selling, general and administrative expenses	199,132	9	304	7	198,858
			(820)	2
			233	6
Restructuring and acquisition-related costs	8,465	-	7,666	12	18,177
			(1,460)	9
			3,506	13
Operating income	230,151	(654)	(8,926)		220,571

Financial expenses, net	5,485	(66)	448	2	6,142
			275	5
Non-controlling interest in consolidated joint venture	504	(504)	-		-
Equity (earnings) loss in investment in joint venture	-	(504)	-		(504)
Earnings before income taxes	224,162	420	(9,649)		214,933

Income tax recovery	(15,742)	-	(731)	8	(19,223)
			(58)	6
			(108)	7
			540	9
			(1,827)	12
			(1,297)	13
Net earnings	239,904	420	(6,168)		234,156

Other comprehensive income, net of related income taxes	1,034	-	(2,309)	14	(2,918)
			(1,643)	15
Comprehensive income	$240,938	$420	$(10,120)		$231,238

Earnings per share:
Basic EPS	$1.97				$1.93
Basic weighted average number of shares outstanding	121,526				121,526

Diluted EPS	$1.96				$1.91
Diluted weighted average number of shares outstanding	122,283				122,283

GILDAN 2012 REPORT TO SHAREHOLDERS P.100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS:

1)	Investment in joint venture

Under Canadian GAAP, the Company consolidated the accounts of its yarn-spinning joint venture CanAm. Under IFRS, CanAm is considered a jointly controlled entity over which the Company has joint control. Consequently, the Company no longer consolidates CanAm and accounts for the investment using the equity method as at October 4, 2010, which is the opening IFRS statement of financial position date.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: Under IFRS, the Company’s net investment in CanAm is presented as a long-term asset on one line in the consolidated statement of financial position, for an amount equal to the Company’s initial investment and its cumulative share of undistributed earnings.

	October 2, 2011	October 4, 2010

Increase in investment in joint venture	$13,038	$12,533
Decrease in assets (excluding investment in joint venture)	(26,546)	(22,644)
Decrease in total liabilities and equity	(13,508)	(10,111)

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: Consolidated net earnings and comprehensive income are not significantly affected by this change. Non-material adjustments to certain components of net earnings have been made as the Company’s share of CanAm’s net earnings are presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal as opposed to presenting the results of CanAm on each line of the statement of earnings and comprehensive income.

2)	Corporate aircraft lease

A previous lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, met the criteria for a finance lease under IFRS at the transition date primarily due to the fact that the Company had given notice to the lessor in fiscal 2010 to exercise an early purchase option. Accordingly, this lease was recognized on the statement of financial position as a finance lease.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: The impact of reclassifying the corporate aircraft lease, previously classified as an operating lease, resulted in an increase in property, plant and equipment, an increase in current liabilities, and a decrease to prepaid expenses and deposits as at October 4, 2010. During the second quarter of fiscal 2011, the Company completed the purchase of the corporate aircraft and immediately sold it to an external, unrelated party. There was no impact on net earnings in the accounting for the disposal of the corporate aircraft between Canadian GAAP and IFRS, therefore, there was no adjustment required at October 2, 2011 for the difference which existed at October 4, 2010.

	October 2, 2011	October 4, 2010

Decrease in prepaid expenses and deposits	$-	$(491)
Increase in property, plant and equipment	-	16,998
Increase in current portion of long-term debt	-	16,879
Decrease in equity	-	(372)

GILDAN 2012 REPORT TO SHAREHOLDERS P.101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

2)	Corporate aircraft lease (continued)

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: The impact of the difference in lease classification was a decrease in selling, general and administrative expenses (“SG&A”) due to the reversal of rent expense, partially offset by the depreciation incurred on the asset that was reclassified as a finance lease. Conversely, financial expenses increased due to the interest accretion on the debt related to the finance lease.

Twelve months ended
October 2, 2011

Decrease in SG&A	$(820)
Increase in financial expenses	448
Increase in comprehensive income	372

During the second quarter of fiscal 2011, the Company entered into a new lease for a corporate aircraft which was being accounted for as an operating lease under Canadian GAAP and which is also being accounted for as an operating lease under IFRS.

3)	Assets held for sale

Under Canadian GAAP, assets held for sale were classified as non-current assets. Under IFRS, assets held for sale are classified as current assets.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: This difference has resulted in an adjustment of $13.1 million as at October 2, 2011 and $3.2 million as at October 4, 2010 to reclassify assets held for sale from non-current to current assets.

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: There is no impact on net earnings and comprehensive income.

4)	Classification of deferred income taxes

Under Canadian GAAP, deferred income taxes are classified as current and non-current based on the classification of the underlying assets or liabilities to which they relate or, if there is no underlying recognized asset or liability, based on the expected reversal of the temporary difference. Under IFRS, deferred income taxes are classified as non-current. Also under IFRS deferred income tax assets and deferred income tax liabilities are offset if the taxable entity has a legally enforceable right to offset current income tax liabilities and current income tax assets, and the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: This difference has resulted in an adjustment of $11.7 million as at October 2, 2011 and $6.3 million as at October 4, 2010 to reclassify deferred income tax assets from current to non-current. The reclassification of deferred income tax assets has been offset against non-current deferred tax liabilities.

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: There is no impact on net earnings and comprehensive income.

GILDAN 2012 REPORT TO SHAREHOLDERS P.102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

5)	Decommissioning and site restoration costs

Under Canadian GAAP, asset retirement obligations, which are referred to as liabilities for decommissioning and site restoration costs under IFRS, were not required to be recognized when the timing and/or method of settlement was conditional on a future event, the entity had several options to settle the obligation, and the obligation had an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. Under Canadian GAAP, the Company did not recognize any liability and corresponding asset for the estimated future costs of decommissioning and site restoration for certain assets located at its textile and sock facilities since the criteria for recognition had not been met. However, it was determined that an obligation exists under IFRS. The Company has elected to use an optional exemption that allows the use of a simplified approach to calculate the IFRS adjustment for the depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and site restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: The estimate of the present value of future decommissioning and site restoration costs for certain assets at the Company’s offshore locations resulted in the recognition as at October 4, 2010 of a site restoration liability classified as a non-current liability, an increase to property, plant and equipment, and a reduction to equity to reflect the accumulated depreciation for the property, plant and equipment since inception.

	October 2, 2011	October 4, 2010

Increase in property, plant and equipment	$4,528	$4,808
Increase in provisions	8,226	7,951
Decrease in equity	(3,698)	(3,143)

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: The increase in property, plant and equipment has resulted in an increase in depreciation expense, which is reported in cost of sales, as well as an increase in financial expenses to reflect the interest accretion on the decommissioning and site restoration liability.

Twelve months ended
October 2, 2011

Increase in cost of sales	$280
Increase in financial expenses	275
Decrease in comprehensive income	(555)

6)	Components of property, plant and equipment

Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts was allocated to the component parts only when practicable and when estimates could have been made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately, each with its own useful life, resulting in depreciation expense which may differ from depreciation expense under Canadian GAAP.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: The impact of the identification of significant components of certain buildings resulted in a reduction to property, plant and equipment, primarily due to lower useful lives assigned to certain components.

GILDAN 2012 REPORT TO SHAREHOLDERS P.103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

6)	Components of property, plant and equipment (continued)

	October 2, 2011	October 4, 2010

Decrease in property, plant and equipment	$(3,447)	$(2,354)
Decrease in deferred income tax liabilities	(373)	(315)
Decrease in equity	(3,074)	(2,039)

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: The impact of the lower useful lives of the components of certain buildings resulted in an increase in depreciation expense resulting in an increase in cost of sales and of SG&A expenses.

Twelve months ended
October 2, 2011

Increase in cost of sales	$860
Increase in SG&A	233
Income taxes	(58)
Decrease in comprehensive income	(1,035)

7)	Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period

Under Canadian GAAP, additional deferred income tax assets of an acquired company that were not initially recognized within the measurement period, but were recognized subsequent to the measurement period were recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment was recognized in net earnings. Under IFRS, additional deferred tax assets of an acquired company that are recognized after the measurement period do not result in a reduction of intangible assets, and are instead recognized in net earnings. Under Canadian GAAP, the Company had recorded the recognition of a deferred income tax asset subsequent to the measurement period, in connection with a business combination which occurred prior to the IFRS transition date, as a reduction of intangible assets.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: This difference has resulted in an increase to intangible assets, to reverse the reduction of intangible assets described above.

	October 2, 2011	October 4, 2010

Increase in intangible assets	$5,186	$5,490
Increase in deferred income tax liabilities	1,868	1,976
Increase in equity	3,318	3,514

GILDAN 2012 REPORT TO SHAREHOLDERS P.104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

7)	Income taxes - Deferred income tax assets in a business combination recognized subsequent to the measurement period (continued)

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: The increase in intangible assets has resulted in an increase in amortization expense, which is reported in SG&A.

Twelve months ended
October 2, 2011

Increase in SG&A	$304
Income taxes	(108)
Decrease in comprehensive income	(196)

8)	Income taxes - Assets transferred between entities within the consolidated group

Under Canadian GAAP, deferred income tax assets and liabilities were not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity was recorded on the statement of financial position as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), measured at the buying entity’s tax rate.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: This difference has resulted in the reversal of a non-tax asset which was included in other assets, and the recognition of deferred income tax assets, which have been offset against deferred income tax liabilities. The adjustment to decrease deferred income tax liabilities reflects the tax effect of temporary differences for certain inventories which have been transferred between entities within the consolidated group, using the buying entity’s tax rate.

	October 2, 2011	October 4, 2010

Decrease in other assets	$(1,029)	$(1,029)
Decrease in deferred income tax liabilities	(2,097)	(1,366)
Increase in equity	1,068	337

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: This difference has resulted in a decrease in income taxes with a corresponding increase in net earnings and comprehensive income.

Twelve months ended
October 2, 2011

Income taxes	$(731)
Increase in comprehensive income	731

GILDAN 2012 REPORT TO SHAREHOLDERS P.105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9)	Business combinations - Contingent consideration

Under Canadian GAAP, contingent consideration was recognized at the date of acquisition of a business when the amount could have been reasonably estimated and the outcome was determinable beyond reasonable doubt. Otherwise, contingent consideration was recognized when resolved as an additional cost of the purchase (which usually resulted in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability, and the impact of changes in the subsequent re-measurement of contingent consideration is generally recorded in net earnings.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: At October 4, 2010, an adjustment has been recorded to recognize a liability of $5.8 million at the transition date with a corresponding decrease to retained earnings, with respect to contingent consideration which was part of a business combination that occurred prior to the IFRS transition date and which was recognized under Canadian GAAP after the transition date. This adjustment has been charged to retained earnings under IFRS rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case. During the second quarter of fiscal 2011, the contingent consideration was resolved for an amount of $5.8 million which was recorded as an increase to goodwill under Canadian GAAP. As a result, no IFRS adjustment was required at October 2, 2011 to recognize a liability for the contingent consideration, however an adjustment was required to reduce goodwill by $5.8 million since IFRS does not permit adjustments to goodwill in this case.

	October 2, 2011	October 4, 2010

Decrease in goodwill	$(5,815)	$-
Increase in accounts payable and accrued liabilities	-	5,815
Decrease in equity	(5,815)	(5,815)

The acquisition of Gold Toe Moretz in fiscal 2011 (see note 5 to the audited annual consolidated financial statements) included a contingent consideration of approximately $5.3 million. The contingent consideration was not recognized under Canadian GAAP, but must be recognized under IFRS, resulting in an adjustment to increase accounts payable and accrued liabilities to recognize the estimated fair value of the contingent consideration at the date of acquisition, with a corresponding increase to goodwill of approximately $3.3 million, net of deferred income taxes. The contingent consideration was subsequently re-measured at October 2, 2011 as described below which resulted in a decrease of the contingent consideration payable from $5.3 million to $3.9 million.

	October 2, 2011	October 4, 2010

Increase in goodwill	$3,345	$-
Increase in accounts payable and accrued liabilities	3,850	-
Decrease in deferred income tax liabilities	(1,425)	-
Increase in equity	920	-

GILDAN 2012 REPORT TO SHAREHOLDERS P.106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

9)	Business combinations - Contingent consideration (continued)

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: The re-measurement of the contingent consideration mentioned above relating to the Gold Toe Moretz acquisition resulted in a credit to net earnings during the fourth quarter of fiscal 2011, and was included in restructuring and acquisition-related costs.

Twelve months ended
October 2, 2011

Decrease in restructuring and acquisition-related costs	$(1,460)
Income taxes	540
Increase in comprehensive income	920

10)	Classification of statutory severance and other post-employment benefit obligations

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: An adjustment has been recorded to reclassify statutory severance and other post-employment benefit obligations of $13.8 million as at October 2, 2011 and $12.2 million as at October 4, 2010 from accounts payable and accrued liabilities to non-current employee benefit obligations.

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: There is no impact on net earnings and comprehensive income.

11)	Foreign exchange cumulative translation differences

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: The Company has elected to use an exemption which permits the balance of any cumulative translation adjustment (“CTA”) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company eliminated its CTA balance of $26.2 million which was included in accumulated other comprehensive income through an adjustment to retained earnings as at October 2, 2011 and October 4, 2010.

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: There is no impact on net earnings and comprehensive income.

12)	Business combinations – Restructuring and acquisition-related costs

Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring and integration costs incurred in connection with the acquisition of Gold Toe Moretz in fiscal 2011 were included in the cost of the purchase (which resulted in such costs being added to goodwill, net of income taxes).

Impact on consolidated statement of financial position as at October 4, 2010: There is no impact on the consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position as at October 2, 2011 and consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: An adjustment of $7.7 million was recorded as a charge to restructuring and acquisition-related costs in the third quarter of fiscal 2011 with a $5.8 million reduction to goodwill and a decrease in income taxes of $1.8 million, regarding acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the third quarter of fiscal 2011.

GILDAN 2012 REPORT TO SHAREHOLDERS P.107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

12)	Business combinations – Restructuring and acquisition-related costs (continued)

	October 2, 2011	October 4, 2010

Decrease in goodwill	$(5,839)	$-
Decrease in equity	(5,839)	-

Twelve months ended
October 2, 2011

Increase in restructuring and acquisition-related costs	$7,666
Income taxes	(1,827)
Decrease in comprehensive income	(5,839)

13)	Business combinations – Employee benefits

Under both Canadian GAAP and IFRS, the funded status of a defined benefit pension plan of an acquired company is fully recognized at the acquisition date. Under Canadian GAAP, the effects of any planned amendments, terminations or curtailments are included in the measurement of the funded status of the plan at the date of acquisition. However under IFRS, the effects of any planned, but not executed, amendments, terminations, or curtailments to defined benefit pension plans and other post-employment plans acquired are excluded from the measurement of the funded status of those plans at the date of acquisition. Such actions are recognized post business combination as a charge or credit to earnings, as the actions occur.

Impact on consolidated statement of financial position as at October 4, 2010: No impact on the consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position as at October 2, 2011 and consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: As a result of the planned termination of the Gold Toe Moretz defined benefit pension plan, the initial measurement of the accrued pension benefit liability at the date of acquisition was higher under Canadian GAAP resulting in an IFRS adjustment to decrease accounts payable and accrued liabilities by $4.7 million, and a decrease to goodwill of $3 million, net of deferred income taxes. The subsequent impact on net earnings related to differences between Canadian GAAP and IFRS in the measurement of the accrued benefit liability at October 2, 2011 resulted in an additional pension expense of $3.5 million under IFRS, which was included in restructuring and acquisition-related costs, since the charge was due to the partial settlement of the defined benefit pension plan, bringing the net adjustment to employee benefit obligations to $1.2 million at October 2, 2011.

	October 2, 2011	October 4, 2010

Decrease in goodwill	$(2,977)	$-
Decrease in employee benefit obligations	(1,220)	-
Increase in deferred income tax liabilities	452	-
Decrease in equity	(2,209)	-

GILDAN 2012 REPORT TO SHAREHOLDERS P.108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

13)	Business combinations – Employee benefits (continued)

Twelve months ended
October 2, 2011

Increase in restructuring and acquisition-related costs	$3,506
Income taxes	(1,297)
Decrease in comprehensive income	(2,209)

14)	Employee benefits – Actuarial gains/losses related to defined benefit plans

Under IFRS, companies are permitted an accounting policy choice of either (i) recognizing the full funded status of defined benefit plans and recording the entire amount of actuarial gains or losses in earnings immediately; (ii) recognizing a partial amount of the funded status and recording the actuarial gains or losses in earnings using the “corridor method” for the portion of actuarial gains or losses exceeding a certain minimum threshold; or (iii) recognizing the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings. The Company’s accounting policy choice under Canadian GAAP for the Gold Toe Moretz defined benefit plan was to use the “corridor method” and recognize only the portion of actuarial gains or losses that exceeded a certain threshold, of which the excess amounted to nil in fiscal 2011. Canadian GAAP also permitted companies to apply different accounting policy choices when more than one defined benefit plan existed. Under IFRS, companies must apply the same accounting policy for all types of defined benefit plans. The Company has adopted an accounting policy for its defined benefit plans under IFRS to recognize the entire amount of actuarial gains or losses in other comprehensive income with no systematic periodic amortization to earnings.

Impact on consolidated statement of financial position as at October 4, 2010: There is no impact on the consolidated statement of financial position as at October 4, 2010.

Impact on consolidated statement of financial position as at October 2, 2011 and consolidated statement of earnings and comprehensive income for the year ended October 2, 2011: An adjustment of $4.0 million was recorded in order to reclassify the pension liability previously recorded in accounts payable and accrued liabilities under Canadian GAAP to non-current employee benefit obligations under IFRS. An adjustment was also recorded to increase the pension liability by $3.7 million as at October 2, 2011 under IFRS (resulting in a total increase to employee benefit obligations of $7.6 million), with a corresponding charge of $2.3 million, net of deferred income taxes, to other comprehensive income to reflect the funded status of the defined benefit pension plan.

	October 2, 2011	October 4, 2010

Decrease in accounts payable and accrued liabilities	$(3,973)	$-
Increase in employee benefit obligations	7,639	-
Decrease in deferred income tax liabilities	(1,357)	-
Decrease in equity	(2,309)	-

Twelve months ended
October 2, 2011

Decrease in other comprehensive income	$(2,309)
Decrease in comprehensive income	(2,309)

GILDAN 2012 REPORT TO SHAREHOLDERS P.109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

15)	Employee Benefits – Statutory severance liability

The Company maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability meets the definition of a defined benefit plan under both Canadian GAAP and IFRS. As described in note 14) above, under Canadian GAAP, companies were permitted to apply different accounting policy choices when more than one defined benefit plan existed. As such, the Company’s accounting policy under Canadian GAAP for the statutory severance liability was to recognize the entire amount of actuarial gains or losses in earnings which amounted to an actuarial loss of approximately $1.6 million based on an actuarial valuation that was performed in the fourth quarter of fiscal 2011. As mentioned in note 14) above, the Company has adopted an accounting policy for its defined benefit plans under IFRS to recognize the entire amount of actuarial gains or losses to other comprehensive income with no systematic periodic amortization to earnings. As such, a reclassification adjustment was required in the fourth quarter of fiscal 2011 resulting in a decrease to cost of sales and a decrease to other comprehensive income of $1.6 million.

Impact on consolidated statements of financial position as at October 2, 2011 and October 4, 2010: There is no impact on the consolidated statements of financial position as at October 2, 2011 and October 4, 2010.

Impact on consolidated statement of earnings and comprehensive income for the year ended October 2, 2011:

Twelve months ended
October 2, 2011

Decrease in cost of sales	$(1,643)
Decrease in other comprehensive income	(1,643)

16)	Statement of cash flows

The transition from Canadian GAAP to IFRS has not had a significant impact on the consolidated statement of cash flows for the fiscal year ended October 2, 2011, except for the following:

	Canadian
	GAAP	Adjustments	IFRS

Cash flows from operating activities	$181,550	$(17,911)	$163,639
Cash flows from financing activities	172,832	(17,233)	155,599
Cash flows used in investing activities	(523,937)	35,966	(487,971)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(85)	-	(85)
Net decrease in cash and cash equivalents during the period	(169,640)	822	(168,818)
Cash and cash equivalents, beginning of period	258,442	(7,599)	250,843
Cash and cash equivalents, end of period	$88,802	$(6,777)	$82,025

The decrease in cash flows from operating activities for the year ended October 2, 2011 from Canadian GAAP to IFRS of $17.9 million is due primarily to: (i) the impact of the decrease in net earnings resulting from the expensing of acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz of $7.7 million as described in note 12) to the reconciliations from Canadian GAAP to IFRS; (ii) the impact of the decrease in accounts payable and accrued liabilities as a result of the contingent consideration of $5.8 million which was recorded at the transition date under IFRS in connection with a business combination which occurred prior to the transition date and was paid during fiscal 2011 as described in note 9) to the reconciliations from Canadian GAAP to IFRS; and (iii) the impact of the change of accounting for the Company’s investment in CanAm as described in note 1) to the reconciliations from Canadian GAAP to IFRS which resulted in a decrease in cash flows from operating activities of $4.0 million.

GILDAN 2012 REPORT TO SHAREHOLDERS P.110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FIRST TIME ADOPTION OF IFRS (continued):

NOTES TO RECONCILIATIONS FROM CANADIAN GAAP TO IFRS (continued):

16)	Statement of cash flows (continued)

The decrease in cash flows from financing activities for the year ended October 2, 2011 from Canadian GAAP to IFRS of $17.2 million is primarily due to the impact of the repayment of the finance lease obligation in the amount of $17.0 million as a result of the disposal of the corporate aircraft which was reclassified as a finance lease under IFRS as described in note 2) to the reconciliations from Canadian GAAP to IFRS.

The decrease in cash flows used in investing activities for the year ended October 2, 2011 from Canadian GAAP to IFRS of $36 million is primarily due to: (i) the impact of the reclassification of the corporate aircraft lease as a finance lease in which the repayment of the finance lease obligation of $17 million described above, was previously offset against the proceeds of disposal in investing activities; (ii) the impact of the acquisition-related costs incurred in connection with the acquisition of Gold Toe Moretz in the amount of $7.7 million described above which was previously included as a cash outflow in investing activities under Canadian GAAP; (iii) the impact of the contingent consideration of $5.8 million described above which was settled in fiscal 2011 and was not considered as part of investing activities under IFRS; and (iv) the impact of the change of accounting for the Company’s investment in CanAm from Canadian GAAP to IFRS which resulted in an increase in cash flows from investing activities of $4.8 million.

GILDAN 2012 REPORT TO SHAREHOLDERS P.111